EXHIBIT 12.1
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

						9 months
						ending
	2005	2006	2007	2008	2009	9/30/2010
Fixed charges:
Interest expense	$24,770	$17,794	$17,630	$17,606	$17,731	$13,154
Amortization of capitalized expenses related to debt	754	714	714	725	767	545
Rental expense factor	1,268	1,245	1,235	1,278	1,284	1,151

Total fixed charges before capitalized interest	26,792	19,753	19,579	19,609	19,782	14,850
Capitalized interest	46	50	59	56	—	—

Total fixed charges	$26,838	$19,803	$19,638	$19,665	$19,782	$14,850

Earnings available for fixed charges:
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$(1,939)	$5,842	$12,317	$3,529	$11,845	$9,970
Add fixed charges before capitalized interest	26,792	19,753	19,579	19,609	19,782	14,850

Total earnings available for fixed charges	$24,853	$25,595	$31,896	$23,138	$31,627	$24,820

Ratio of earnings to fixed charges(1)		1.29	1.62	1.18	1.60	1.67

(1)	For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company’s Common Stock during the periods presented above. In 2005, fixed charges exceeded earnings by $1,965,000.